Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF INCORPORATION

OF

VONTIER CORPORATION

Pursuant to Section 242 of the General

Corporation Law of the State of Delaware

Vontier Corporation, a Delaware corporation (hereinafter called the “Corporation”), does hereby certify as follows:

FIRST: Upon the filing (the “Effective Time”) of this Certificate of Amendment (the “Certificate of Amendment”) to the Certificate of Incorporation of the Corporation (as amended, the “Certificate of Incorporation”), pursuant to the General Corporation Law of the State of Delaware, the shares of Common Stock issued and outstanding immediately prior to the Effective Time shall be reclassified as, and shall be converted into, a number of shares such that each share of Common Stock issued and outstanding immediately prior to the Effective Time shall become 168,378.946 shares of fully paid and non-assessable Common Stock, without any action by the holder thereof. From and after the Effective Time, each book-entry share or certificate, as applicable, representing Common Stock issued and outstanding immediately prior to the Effective Time shall represent the number of shares of Common Stock into which the shares formerly represented by such book-entry share or certificate, as applicable, shall have been reclassified pursuant to the foregoing provisions.

SECOND: The foregoing Certificate of Amendment was duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, Vontier Corporation has caused this Certificate to be duly executed in its corporate name this 28th day of September, 2020.

VONTIER CORPORATION

By:	/s/ Courtney Kamlet
Name:	Courtney Kamlet
Title:	Vice President, Associate General Counsel and Corporate Secretary